Landbank Group, Inc.
Fairness Opinion of Proposed Transaction

Financial Analysis and Opinion of the proposed purchase of Landbank, LLC by Landbank Acquisition, LLC from Landbank Group, Inc.

October 23, 2007

GEMINI
VALUATION SERVICES

Introduction

Engagement Overview

Gemini Valuation Services was engaged by Landbank Group, Inc. to assess the fairness, from a financial point of view, of the proposed transaction

In October 2007, Landbank Acquisition, LLC, ("AcquisitionCo") proposed to purchase Landbank, LLC, ("OpCo"), from Landbank Group, Inc., ("HoldCo", "Landbank" or the "Company"); the transactions will have the following structure:

1. HoldCo transfers ownership of OpCo to AcquisitionCo
2. HoldCo issues new shares to AcquisitionCo, in an amount that will increase AcquisitionCo's current position in HoldCo of ~55% to ~95%
3. AcquisitionCo provides full indemnity to HoldCo for all of OpCo's prior operations and liabilities
4. OpCo assigns $500,000 in debt to HoldCo that is owed to AcquisitionCo
5. OpCo retains ~$2.5mm in debt owed to AcquisitionCo and ~$500k owed to third parties
6. Subsequent to the transaction, HoldCo will seek to be acquired as a public shell


6
HoldCo
3
1 & 2
AcquisitionCo
4
OpCo
5

The following outlines the pre and post transaction structures of the respective entities

Pre-Transaction



HoldCo

- Public holding company of OpCo
- ~9.9mm shares outstanding

AcquisitionCo

- Acquisition Vehicle with no operation
- Currently, owns ~5.5mm shares or ~55% of HoldCo's shares outstanding

OpCo

- Operating Company
- $3.0mm in debt owed to AcquisitionCo
- $500,000 debt owed to third parties

Post-Transaction



HoldCo

- Public company with no operations or holdings
- Indemnified from prior OpCo operations and liabilities
- ~89.2mm shares outstanding [1]
- $500,000 debt owed to AcquisitionCo
- Seeks to be acquired as a public shell

AcquisitionCo

- Private holding company of OpCo
- Owns ~84.8mm shares or ~95% of HoldCo's shares outstanding [1]

OpCo

- Operating Company
- $2.5mm in debt owed to AcquisitionCo
- $500,000 debt owed to third parties

---

1. Assumes ~79.3mm shares will be issued to AcquisitionCo, in order to facilitate AcquisitionCo's 95% position in HoldCo

Gemini's financial analysis included the most appropriate valuation methodologies

Gemini completed a comprehensive financial analysis to assess the proposed transaction.

- Methodology: Market Approach and Income Approach.

  ‣ The Market Approach provides an indication of value by comparing the subject company to reasonably similar companies using similar units of comparison such as market multiples and/or ratios.

  ‣ The Income Approach provides an indication of value by discounting the projected cash flow streams at the appropriate cost of capital.

- Approach: Conduct market research to assess the trends and valuation benchmarks of the industry in which Landbank conducts its business. Develop a financial analysis model that accurately generates the selected units of value under the income and market approaches.

*Gemini is uniquely qualified to perform this analysis
as a result of its transaction and valuation expertise*

Transaction & Business Valuation Experience

- **The Gemini team has completed hundreds of valuation engagements assessing billions of dollars in total value**

- **Jim Dykstra provides over 20 years of valuation services expertise**

  - President, Gemini Valuation Services

  - President of DoveBid Valuation Services, Inc. providing major banks and financial institutions, private equity groups and corporations valuations for financial reporting, secured lending, tax and planning purposes

  - B.A. Stanford University

- **John Garofolo provides over 15 years of business consulting and valuation expertise**

  - Principal, Gemini Partners

  - Ernst & Young's consulting practice and IBM Global Services, advising clients in the Real Estate industry

  - Board member and advisor to several early to middle stage companies

  - M.B.A. from the Kellogg Graduate School of Management

  - Certified Public Accountant (State of Pennsylvania, 1992)

Landbank Group, Inc. is a holding company that, through its wholly owned subsidiary, Landbank, LLC engages in the acquisition of land parcels and...

Business Model

- **Landbank makes bulk acquisitions of parcels of land, primarily through the real property tax lien foreclosure process.**

  - Although the process differs from state to state and county to county, generally, properties deeded to the purchaser without any warranties of title.

  - In some counties, properties sold in this manner are subject to a right of redemption, whereby the defaulting owner has a certain number of days to redeem the property. In such instances the Company keeps the property in inventory until the period lapses.

- **Landbank relies on its ability to identify and acquire land that leads to profitability, which is based upon the spread between the sale price of the land and the original cost basis.**

- **The Company focuses on land acquisitions in the Western, Southwestern and East Coast regions of the United States.**

- **The Company is based in Van Nuys, California and OpCo's operations has been its primary business since 2006. [1]**

---

1. OpCo was acquired by the Company in January 2006, via a reverse merger transaction. OpCo's operations began in the second half of 2005.

...the subsequent sale of said parcels

- **The Company subdivides its acquired properties into smaller parcels for resale.**

  - The majority of the land purchased is underdeveloped, agriculturally zoned raw land, allowing for both agricultural and residential use.

- **Landbank resells the land it acquires through multiple distribution channels.**

  - Channels include: the Company and its affiliates, the Internet through sites such as eBay and Bid4Assets, and third-party wholesalers.

- **Historically, the time from acquisition to the date the properties are placed within the Company's distribution channels is from three (3) to seven (7) months.**

- **Typically the Company sells its properties at wholesale prices to investors seeking to resell the property at retail prices (i.e. for a profit).**

  - Due to sixty (60) day guarantee on sales contracts, Landbank will occasionally will need to buyback parcels within said period.

- **The market in which the Company competes is highly fragmented and often regionally based.**

Since inception [1], Landbank has realized an average ~40% gross margin on its acquired land, however, from 2006 onward the Company has operated at a loss and has generated negative net income

		Audited		Unaudited	
		Year ending December 31, 2005 [1]	Year ending December 31, 2006	6 months ending June 30, 2007 [2]	8 months ending August 31, 2007 [3]
Revenue, net		$ 1,264,313	$ 4,556,266	$ 1,552,297	$ 1,668,078
Cost of revenue					
Land Acquisition Expense		756,071	2,647,241	971,707	1,069,850
Gross Margin		508,242	1,909,025	580,590	598,227
	Gross Margin	*40%*	*42%*	*37%*	*36%*
Royalty Expenses		177,897	668,159	177,575	180,788
	Royalty % of Gross Margin	*35%*	*35%*	*31%*	*30%*
Total cost of sales		933,968	3,315,400	1,149,282	1,250,638
Net Margin		330,345	1,240,866	403,015	417,439
	Net Margin	*26%*	*27%*	*26%*	*25%*
Operating expenses		182,420	1,878,623	694,810	871,558
Income (loss) from operations		147,925	(637,757)	(291,795)	(454,119)
	Operating Margin	*12%*	*-14%*	*-19%*	*-27%*
Other expenses					
Merger-related costs		-	(140,000)	-	-
Professional fees		-	(235,000)	-	-
Interest expense - bank		(19,118)	(54,135)	(24,919)	(33,310)
Interest expense - related parties		(40,434)	(129,986)	(79,301)	(108,232)
Total other expenses		(59,552)	(559,121)	(104,220)	(141,542)
Income (loss) before income taxes		88,373	(1,196,878)	(396,015)	(595,661)
Provision for income taxes		6,000	2,192	1,600	-
Net income (loss)		$ 82,373	$ (1,199,070)	$ (397,615)	$ (595,661)
	Net Income Margin	***7%***	***-26%***	***-26%***	***-36%***

In 2007 the Company has seen its gross margin decrease from ~42% in 2006 to ~36% in 2007 (through August)

Since inception, the Company's operating and net income margins consistently decreased.

1. OpCo was acquired by the Company in January 2006, via a reverse merger transaction. OpCo's operations began in the second half of 2005.
2. Per the 10-QSB filing for the period ending June 30, 2007.
3. Per unaudited financials provided by management.

Balance Sheet

The Company's balance sheet has consistently weakened over time; its cash balance has decreased while its debt obligations and shareholders deficit has increased

	Audited		Unaudited	
	Year ending December 31, 2005	Year ending December 31, 2006	6 months ending June 30, 2007 [1]	8 months ending August 31, 2007 [2]
Assets				
Current assets:				
Cash and cash equivalents	631,425	265,970	2,851	26,787
Inventory - land parcels	2,436,478	3,237,263	2,842,383	2,844,649
Other receivable	324,627	8,542	-	-
Prepaid expenses	170,447	214,175	25,382	34,933
Other			12,129	8,665
Total current assets	3,562,977	3,725,950	2,882,745	2,915,034
Total Assets	**3,562,977**	**3,725,950**	**2,882,745**	**2,915,034**
Liabilities and Shareholders Equity				
Current Liabilities				
Accounts payable	32,187	163,175	122,250	222,266
Accrued expenses	22,905	330,448	155,118	85,514
Due to related parties	1,493,288	2,640,875	2,947,594	3,032,658
Reserve for returns	26,148	-	-	-
Loan payable - current portion	59,739	39,195	41,196	41,196
Deferred income	1,333,367	794,667	168,035	285,746
Total current liabilities	2,967,634	3,968,360	3,434,193	3,667,380
Loan payable - non-current portion	512,970	473,686	452,575	445,775
Total liabilities	3,480,604	4,442,046	3,886,768	4,113,155
Owner's equity (deficit)				
Common stock	82,373	984	993	993
Capital	-	399,617	509,296	513,244
Accumulated deficit	-	(1,116,697)	(1,514,312)	(1,712,358)
Total owner's equity (deficit)	82,373	(716,096)	(1,004,023)	(1,198,121)
Total Liabilities and Owner's Equity	**3,562,977**	**3,725,950**	**2,882,745**	**2,915,034**

> Landbank's total debt obligations, owed to third parties and related parties, is approximately $3.5mm

> For the six months ended June 30, 2007 the Company's deficit was ~50k per month, increasing to ~100k in July and August

1. Per the 10-QSB filing for the period ending June 30, 2007.
2. Per unaudited financials provided by management.

Landbank's inability to generate cash profits or additional capital infusions has caused its cash balance to diminish

Statement of Cash Flows

This led Landbank's auditors to raise substantial doubt about the Company's ability to continue as a "going concern"

	Audited		Unaudited
	Year ending December 31, 2005	Year ending December 31, 2006	6 months ending June 30, 2007 1
Cash flows from operating activities:			
Net Income (loss)	82,373	(1,199,070)	(397,615)
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation - capital equipment	-	-	8,660
Shares issued for service	-	374,667	-
Amortization of options granted to Directors	-	25,934	25,688
Inventory Impairment	-	68,000	-
Changes in current assets and liabilities:			
(Increase) decrease in current assets			
Inventory - land parcels	(2,436,478)	(868,787)	394,880
Other receivable	-	(8,542)	8,542
Prepayed expenses	(324,627)	110,452	188,793
Increase (decrease) in current liabilities			
Accounts payable	32,187	130,990	(40,925)
Accrued expenses	22,905	307,543	(91,330)
Reserve for returns	26,148	(26,148)	-
Deferred income	1,333,367	(538,700)	(626,632)
Total adjustments	(1,346,498)	(424,591)	(132,324)
Net cash used in operating activities	(1,264,125)	(1,623,661)	(529,939)
Cash flows from investing activities:			
Capital Equipment purchases	-	-	(20,789)
Cash flows from financing activities:			
Due to related parties	1,322,841	1,318,034	306,719
Repayment of loans	572,709	(59,828)	(19,110)
Net cash provided by (used in) financing activities	1,895,550	1,258,206	287,609
Net change in cash and cash equivalents	631,425	(365,455)	(263,119)
Cash and cash equivalents, beginning of year	-	631,425	265,970
Cash and cash equivalents, end of year	631,425	265,970	2,851

1. Per the 10-QSB filing for the period ending June 30, 2007.

Several negative operational and financial events have occurred within the past year

Recent Events

- **The Company has not paid down any of its approximately $2.9 million in loans from related parties, which currently have a balance of approximately $3.0 million as a result of accrued interest.**

- **The Company has been unable to build a geographically diversified real estate portfolio that could have mitigated risk and allowed the Company to achieve greater levels of profitability.**

  - Diversity is vital for the Company to sell properties in volume without flooding a particular market or geographic location and depressing property values.

  - Closed Arizona sales office in June of 2007 due to lack of a diversified portfolio for that market.

- **May, 2007, the Company reached a settlement agreement in its lawsuit with NRLL East, LLC., where it had a pending payment obligation of $50,000.**

- **Several of the Company's properties in Texas were identified as impaired and as a result the it recorded a $68,000 inventory impairment charge for 2006.**

Going Concern

In its 10-KSB filing for the fiscal year ending December 31, 2006, Landbank's auditors, Kabani & Co., issued a Going Concern Opinion for the Company

- **"The Company has accumulated deficit of $1,116,697 at December 31, 2006 including a net loss of $1,199,070 during the year ended December 31, 2006. These factors as discussed in Note [16] to the financial statements, *raises substantial doubt about the Company's ability to continue as a going concern.* Management's plans in regard to these matters are also described in Note [16]. The financial statements do not include any adjustments that might result from the outcome of this uncertainty."** – Kabani & Co.

- **Within its 10-KSB filing for the fiscal year ending December 31, 2006, the Company indicated it would take the following steps to enable the company to operate as a going concern.**

  - Financial: Hire consultants to secure obtain additional funding; both from third parties, as well as the Company's related parties that have funded it since inception.

  - Strategic: Implement strategic plans to help the Company acquire more land as well as a more diversified mix of land that may allow the Company to increase sales while minimizing the risk of saturating particular geographic markets.

- **During 2007 through the date of this report, the Company (1) has not received any material funding and (2) the Company's operating margins and net income margins have continued to deteriorate.**

- **Introduction**

- **Landbank Overview (Business Operations and Financial Review)**

Real Estate Industry Overview

- **Financial Analysis**

- **Conclusion**

- **Appendix**

*The US real estate market has begun to decline
and the cost of debt has increased.*

- **Fannie Mae predicts that the recent decline in home values are expected to continue through 2008, with 2% and 4% declines in 2007 and 2008, respectively.**

- **Excess supply of unsold homes is also driving down prices.**

  – Doug Duncan, chief economist for the Mortgage Bankers Association has predicted (1) a 22% drop in new home sales and a 12% drop in existing home sales for 2007 and (2) a 10% decline in both new and existing home sales in 2008. [1]

- **Government has acknowledged severity of decline.**

  - "Let me be clear: Despite strong economic fundamentals, the housing decline is still unfolding, and I view it as the most significant current risk to our economy." – Henry Paulson, Secretary of the Treasury [2]

- **The cost of debt is also beginning to rise from its historic lows during the period 2001 to 2005.**

  - As the cost of debt rises, consumers that had adjustable rate mortgages are defaulting on their loans

1. "Real estate: More price drops, more layoffs." CNNMoney.com. 10/17/07.
2. "Housing Slump 'Unfolding', Treasurer Chief Says", New York Times, 10/16/07.

The S&P home price index fell 4.5% from Jul. 2006 to Jul. 2007 – the biggest one year decline since 1991

Home Price Index



S&P/Case-Shiller Home Price Index

4.5% Decline

The Case-Shiller Home Price index measures the residential housing market, tracking changes in the value of the residential real estate market in 20 metropolitan region across the United States.

Source: Standard and Poors

Lack of demand has pushed housing inventory to an all time high, almost 200,000 over the previous high in the 1970's

Housing Inventory



New Single Family Homes For Sale (in thousands)

+200,000

Source: US Census Bureau

Mortgage rates were at historic lows from 2001 through 2005 averaging approximately 4% for ARMS and 6% for 30 year Fixed; beginning in 2006 Mortgage rates began to rise and have been steadily increasing

Historic Mortgage Rates



Average Rates: ~4% ARM, ~6% 30 Year Fixed

Legend: —— 15-Year FRM —— 30-Year FRM —— 1-Year ARM

Source: HSH Associates Financial Publishers

During this period lending restrictions eased and the subprime market grew ~433%; from an average of ~3% of total mortgages between 1998 – 2002 to an average of ~13% between 2004 – 2006



Subprime Loans % of Total Mortgages

Source: Real Estate Bankers of America Association

As interest rates have risen the default rate of subprime and Alt-A borrowers has increased; dramatically in the case of subprime loans

Alt-A and Subprime Credit Performance:
60 Day+ Delinquencies



Source: Loan Performance, UBS

Table of Contents

- **Introduction**

- **Landbank Overview (Business Operations and Financial Review)**

- **Real Estate Industry Overview**

Financial Analysis

- **Conclusion**

- **Appendix**

In Gemini's opinion, the most accurate method to value Landbank (as of the date of this opinion) was to determine the potential cash flows and operating income the Company would generate by selling its current inventory

- **Gemini assumed the Company would operate as a going concern and would sell its inventory within the ordinary course of business (i.e. not via orderly or forced liquidation scenarios).**

- **Gemini assumed Landbank would not acquire additional inventory due to capital constraints.**

Income Approach

To analyze the cash flow potential of Landbank's current real estate holdings, Gemini conducted three separate sensitivity analyses utilizing different variables with certain assumptions held constant

Scenario 1:
Cash Flow Analysis

- Assumes land acquisition costs ***have*** been incurred and Company pays off debt obligations with available cash after all selling and operating expenses are paid
- Current Inventory: $2,660,133 [1]
- Time to sell Inventory: 6 Months [2]
- Gross Margin: Variable [3]
- Royalty Rate % of Gross Margin: Variable [4]
- Operating Expenses until sell off: $825,000 [5]
- Total Debt: $3,500,000 [6]
- Non-AcquisitionCo Ownership: 45% [7]

Scenario 2:
Cash Flow Analysis

- Assumes land acquisition costs ***have*** been incurred and Company pays off debt obligations with available cash after all selling and operating expenses are paid
- Current Inventory: $2,660,133 [1]
- Time to sell Inventory: 6 Months [2]
- Gross Margin: Variable [3]
- Royalty Rate % of Gross Margin: 35% [4]
- Operating Expenses until sell off: Variable [5]
- Total Debt: $3,500,000 [6]
- Non-AcquisitionCo : 45% [7]

Scenario 3:
Operating Income Analysis

- Assumes land acquisition costs ***must*** be paid and Company pays all selling and operating expenses; however all the debt remains on the Company's balance sheet
- Current Inventory: $2,660,133 [1]
- Time to sell Inventory: 6 Months [2]
- Gross Margin: Variable [3]
- Royalty Rate % of Gross Margin: Variable [4]
- Operating Expenses until sell off: Variable [5]
- Total Debt: $3,500,000 [6]
- Non-AcquisitionCo : 45% [7]

1. Current Inventory of $2,660,133 based upon most recent inventory list the Company provided to Gemini. The inventory represents the cost basis of the property. Gemini did not include any additional inventory because the Company does not have the necessary cash balances to purchase new properties. Furthermore, there has been no indication that the Company, in its current situation, will receive any additional financing that would allow it to increase its land holdings.
2. This analysis assumes that the Company could sell off its inventory in the ordinary course of business over a six month period, which, based on current market conditions and 2007 sales volume for Landbank, is an optimistic assumption.
3. Historically, the Company's gross margins have averaged approximately 40%. Gemini did not believe it was necessary to obtain broker price opinions of the Company's land holdings because a "reasonable man test" would indicate that in the current downward trending real estate market, the Company would not be able to achieve greater gross margins than they had in the past, and most likely, their gross margins would decrease. Additionally, the Company sells its land at wholesale prices to individual real estate investors who in turn sell the properties (presumably) at retail prices.
4. The 35% Royalty rate as a percent of gross margin is based upon agreements the Company has with its distribution channels (i.e. marketing company affiliate), supported by its historical financials.
5. The $825,000 estimated operating expense required to facilitate the sale of all the Company's land holdings is based upon the Company's monthly burn rate of approximately $137,500 in operating expenses over the past twenty months.
6. Per the latest unaudited financials provided to Gemini, the Company has approximately $3.5 million in outstanding debt.
7. The 45% represents the ownership percentage of shareholders outside of the current AcquisitionCo's holdings of Landbank (pre-transaction). Post-transaction this ownership percentage will be diluted to 5% via Landbank's issuance of new shares to AcquistionCo.

Scenario 1 indicates there is no equity value to the shareholders of Landbank, assuming the Company maintains its current ~40% gross margin and ~35% royalty expense

Sale Price Of Land: Less Royalty Expenses & Operating Expenses

	Royalty Rates						
GROSS MARGIN BEFORE ROYALTY EXPENSE	35.00%	32.50%	30.00%	27.50%	25.00%	22.50%	20.00%
75%	7,022,394	7,221,904	7,421,414	7,620,924	7,820,434	8,019,944	8,219,454
70%	5,869,669	6,024,844	6,180,018	6,335,192	6,490,367	6,645,541	6,800,716
65%	5,046,294	5,169,801	5,293,307	5,416,813	5,540,319	5,663,825	5,787,332
60%	4,428,763	4,528,518	4,628,273	4,728,028	4,827,783	4,927,538	5,027,293
55%	3,948,462	4,029,743	4,111,025	4,192,307	4,273,589	4,354,871	4,436,153
50%	3,564,220	3,630,723	3,697,227	3,763,730	3,830,233	3,896,737	3,963,240
45%	3,249,841	3,304,253	3,358,664	3,413,076	3,467,488	3,521,900	3,576,312
40%	2,987,858	3,032,193	3,076,529	3,120,865	3,165,200	3,209,536	3,253,871
35%	2,766,180	2,801,990	2,837,799	2,873,609	2,909,418	2,945,228	2,981,037
30%	2,576,171	2,604,672	2,633,173	2,661,675	2,690,176	2,718,678	2,747,179
25%	2,411,496	2,433,663	2,455,831	2,477,999	2,500,167	2,522,335	2,544,502

Adjusted for Debt Payoff and Minority Ownership

	Royalty Rates						
GROSS MARGIN BEFORE ROYALTY EXPENSE	35.00%	32.50%	30.00%	27.50%	25.00%	22.50%	20.00%
75%	1,585,077	1,674,857	1,764,636	1,854,416	1,944,195	2,033,975	2,123,754
70%	1,066,351	1,136,180	1,206,008	1,275,837	1,345,665	1,415,494	1,485,322
65%	695,832	751,410	806,988	862,566	918,144	973,721	1,029,299
60%	417,944	462,833	507,723	552,613	597,503	642,392	687,282
55%	201,808	238,385	274,961	311,538	348,115	384,692	421,269
50%	28,899	58,826	88,752	118,679	148,605	178,532	208,458
45%	(112,572)	(88,086)	(63,601)	(39,116)	(14,630)	9,855	34,340
40%	(230,464)	(210,513)	(190,562)	(170,611)	(150,660)	(130,709)	(110,758)
35%	(330,219)	(314,105)	(297,990)	(281,876)	(265,762)	(249,648)	(233,533)
30%	(415,723)	(402,898)	(390,072)	(377,246)	(364,421)	(351,595)	(338,769)
25%	(489,827)	(479,851)	(469,876)	(459,900)	(449,925)	(439,949)	(429,974)

There would only be equity value available to the shareholders if the Company sold its current inventory at either 50% gross margins or 45% gross margins with a royalty rate of 22.5% or less. Both of these scenarios are highly unlikely based upon the historical operations of the Company and the current real estate market.

Scenario 2 also indicates there is no equity value to the shareholders of Landbank, assuming the Company maintains its current gross margin of ~40% and incurs operating expenses of $825,000

Sale Price Of Land: Less Royalty Expenses & Operating Expenses

GROSS MARGIN BEFORE ROYALTY EXPENSE	Operating Expenses						
	825,000	725,000	625,000	525,000	425,000	325,000	225,000
75%	7,022,394	7,122,394	7,222,394	7,322,394	7,422,394	7,522,394	7,622,394
70%	5,869,669	5,969,669	6,069,669	6,169,669	6,269,669	6,369,669	6,469,669
65%	5,046,294	5,146,294	5,246,294	5,346,294	5,446,294	5,546,294	5,646,294
60%	4,428,763	4,528,763	4,628,763	4,728,763	4,828,763	4,928,763	5,028,763
55%	3,948,462	4,048,462	4,148,462	4,248,462	4,348,462	4,448,462	4,548,462
50%	3,564,220	3,664,220	3,764,220	3,864,220	3,964,220	4,064,220	4,164,220
45%	3,249,841	3,349,841	3,449,841	3,549,841	3,649,841	3,749,841	3,849,841
40%	2,987,858	3,087,858	3,187,858	3,287,858	3,387,858	3,487,858	3,587,858
35%	2,766,180	2,866,180	2,966,180	3,066,180	3,166,180	3,266,180	3,366,180
30%	2,576,171	2,676,171	2,776,171	2,876,171	2,976,171	3,076,171	3,176,171
25%	2,411,496	2,511,496	2,611,496	2,711,496	2,811,496	2,911,496	3,011,496

Adjusted for Debt Payoff and Minority Ownership

GROSS MARGIN BEFORE ROYALTY EXPENSE	Operating Expenses						
	825,000	725,000	625,000	525,000	425,000	325,000	225,000
75%	1,585,077	1,630,077	1,675,077	1,720,077	1,765,077	1,810,077	1,855,077
70%	1,066,351	1,111,351	1,156,351	1,201,351	1,246,351	1,291,351	1,336,351
65%	695,832	740,832	785,832	830,832	875,832	920,832	965,832
60%	417,944	462,944	507,944	552,944	597,944	642,944	687,944
55%	201,808	246,808	291,808	336,808	381,808	426,808	471,808
50%	28,899	73,899	118,899	163,899	208,899	253,899	298,899
45%	(112,572)	(67,572)	(22,572)	22,428	67,428	112,428	157,428
40%	(230,464)	(185,464)	(140,464)	(95,464)	(50,464)	(5,464)	39,536
35%	(330,219)	(285,219)	(240,219)	(195,219)	(150,219)	(105,219)	(60,219)
30%	(415,723)	(370,723)	(325,723)	(280,723)	(235,723)	(190,723)	(145,723)
25%	(489,827)	(444,827)	(399,827)	(354,827)	(309,827)	(264,827)	(219,827)

There would only be equity value available to the shareholders if the Company sold its current inventory at either 50% gross margins, 45% gross margins with $525k or less in operating expenses, or 40% gross margins with $225k or less in operating. All three of these scenarios are highly unlikely based upon the historical operations of the company and the current real estate market.

Scenario 3 indicates that the Company could generate operating income, however, the resulting positive cash flow would still be required to payoff its debt obligations (principal & accrued interest)…after which there would be no equity value

Sale Price Of Land: Less Royalty Expenses & Operating Expenses

GROSS MARGIN BEFORE ROYALTY EXPENSE	Operating Expenses						
	825,000	**725,000**	**625,000**	**525,000**	**425,000**	**325,000**	**225,000**
75%	7,022,394	7,122,394	7,222,394	7,322,394	7,422,394	7,522,394	7,622,394
70%	5,869,669	5,969,669	6,069,669	6,169,669	6,269,669	6,369,669	6,469,669
65%	5,046,294	5,146,294	5,246,294	5,346,294	5,446,294	5,546,294	5,646,294
60%	4,428,763	4,528,763	4,628,763	4,728,763	4,828,763	4,928,763	5,028,763
55%	3,948,462	4,048,462	4,148,462	4,248,462	4,348,462	4,448,462	4,548,462
50%	3,564,220	3,664,220	3,764,220	3,864,220	3,964,220	4,064,220	4,164,220
45%	3,249,841	3,349,841	3,449,841	3,549,841	3,649,841	3,749,841	3,849,841
40%	2,987,858	3,087,858	3,187,858	3,287,858	3,387,858	3,487,858	3,587,858
35%	2,766,180	2,866,180	2,966,180	3,066,180	3,166,180	3,266,180	3,366,180
30%	2,576,171	2,676,171	2,776,171	2,876,171	2,976,171	3,076,171	3,176,171
25%	2,411,496	2,511,496	2,611,496	2,711,496	2,811,496	2,911,496	3,011,496

Adjusted for Cost Basis and Minority Ownership

GROSS MARGIN BEFORE ROYALTY EXPENSE	Operating Expenses						
	825,000	**725,000**	**625,000**	**525,000**	**425,000**	**325,000**	**225,000**
75%	1,963,017	2,008,017	2,053,017	2,098,017	2,143,017	2,188,017	2,233,017
70%	1,444,291	1,489,291	1,534,291	1,579,291	1,624,291	1,669,291	1,714,291
65%	1,073,772	1,118,772	1,163,772	1,208,772	1,253,772	1,298,772	1,343,772
60%	795,884	840,884	885,884	930,884	975,884	1,020,884	1,065,884
55%	579,748	624,748	669,748	714,748	759,748	804,748	849,748
50%	406,839	451,839	496,839	541,839	586,839	631,839	676,839
45%	265,368	310,368	355,368	400,368	445,368	490,368	535,368
40%	147,476	192,476	237,476	282,476	327,476	372,476	417,476
35%	47,721	92,721	137,721	182,721	227,721	272,721	317,721
30%	(37,783)	7,217	52,217	97,217	142,217	187,217	232,217
25%	(111,887)	(66,887)	(21,887)	23,113	68,113	113,113	158,113

Although the Company would generate positive operating income in almost all of the scenarios it would not have enough cash to cover its financing expenses or debt obligations. Even in the most optimistic scenario, with the Company realizing 75% gross margins with only $225k in operating expenses, the $2.2mm in operating income would fall short of their $3.5mm in debt obligations.

Comparable Company

Gemini also conducted a market analysis to develop an indication of value for Landbank; however, the market is highly fragmented and is composed primarily of privately held regional players; accordingly, Gemini identified only one public comparable company

SK Realty Ventures, Inc. (OTCBB:SKRV)

- SK Realty Ventures, Inc., purchases real estate properties auctioned at tax sales, and tax lien certificates from municipalities and other jurisdictions. As of March 31, 2007, the company had three properties in Pennsylvania, including two mobile homes and one vacant land parcel. SK Realty Ventures was founded in 2003 and is based in Garden City, New York.

- Similar to Landbank, SK Realty Ventures has operated at a loss over the past two years.

- SK Realty Ventures stock is traded on the Over-the-Counter Bulletin Board; within the past year the stock had minimal trading volume at highly volatile prices.

- Within SK Realty Ventures' December 31, 2006 10-K filing their auditor, HJ & Associates, LLC, issued a going concern opinion, indicating that the company's losses from operations raise substantial doubt about its ability to continue as a going concern.

- Due to the limited and negative financial results, as well as the lack of reasonable trading metrics, Gemini was unable to utilize SK Realty Ventures to develop valuation metrics for Landbank.

Stock Performance

Additionally, Gemini analyzed Landbank's stock performance to develop indications of value; but an indication of value could not be accurately determined due the stock's highly volatile prices, ranging from $0.01 to $0.20, coupled with...

Landbank Group, Inc's Stock Performance



Source: Capital IQ

...minimal and inconsistent trading volumes; within the past thirty days Landbank's stock volume averaged 1,609 shares per day while trading only 31% of the total trading days; this is not a new trend as the stock's volume averaged 624 shares per day while trading only 13% of the total trading days over the past twelve months

Historical Price	Spot Price	Average Price	Spot Volume	Total Volume	Average	Days Traded	Trading Days	Percent of Days Traded to Available Days
Last Trade Octomber 15, 2007	$0.070	NA	100	100	NA	1	1	100%
Pervious 5 days	$0.070	$0.070	-	100	20	1	5	20%
Pervious 30 days	$0.070	$0.072	-	33,780	1,609	7	21	33%
Previous 60 days	$0.080	$0.073	400	46,870	1,116	14	42	33%
Previous 90 days	$0.120	$0.051	-	49,580	787	15	63	24%
Previous 180 days	$0.120	$0.062	-	50,580	401	16	126	13%
Previous Twelve Months	$0.050	$0.073	5,000	152,901	624	32	245	13%

Landbank's lack of trading volume indicates that (1) the stock is extremely illiquid making it difficult for an investor to exit their position, and (2) the price of the stock should not be utilized as an accurate indication of value.

Source: Capital IQ

Gemini also analyzed the value Landbank's shareholders stood to gain post-transaction if the Company was sold as a public shell

Public Shell Pricing

- **Clean OTCBB trading shells generally demand $500,000 to $1,000,000 in cash, with the average being approximately $750,000** [1]

  - However, that is not the total cost of an OTCBB shell. In addition to cash, OTCBB shell promoters and other shell shareholders generally retain 5 – 10% of the equity in the shell company after the merger.

- **Factors that effect the price of a shell include:**

  - pending litigation;

  - the number of shareholders;

  - liabilities remaining; and

  - whether the shell was reporting or non-reporting.

---

1. Source: Williams Law Group

In a situation where Landbank is sold as a public shell, the equity shareholders could receive cash as well as retain some equity; based on average prices this could equate to $12,500 in cash and 0.38% in equity retention

Cash Proceeds

Average Sale Price of Shell	$ 750,000
Less: Net Debt of Landbank	500,000
Sale of Shell Proceeds to Equity Holders	250,000
Adjustment to non-AcquisitionCo Equity Holders	5%
Total Cash Proceeds to non-AcquisitionCo Equity Holders	**$ 12,500**

Equity Retention

Average Equity in Shell Retained by Shell Holders	7.50%
Adjustment to non-AcquisitionCo Equity Holders	5.00%
Total Equity Retained in Shell by non-AcquisitionCo Equity Holders	**0.38%**

> Although the cash proceeds and the equity retention in the public shell are of minimal value, the value is nevertheless greater than equity holders current value of zero.

Table of Contents

- **Introduction**

- **Landbank Overview (Business Operations and Financial Review)**

- **Real Estate Industry Overview**

- **Financial Analysis**

Conclusion

- **Appendix**

Based upon the aforementioned, it is Gemini's opinion that, as of the date hereof, the Proposed Transaction is fair, from a financial point of view, to the shareholders of Landbank

- **In rendering the opinion Gemini took into consideration the current market conditions, the historic, current and projected financial condition of Landbank, and the recent and current price and liquidity of Landbank's common stock on the public market.**

  - Gemini's financial analysis utilized the Market Approach and Income Approach to calculate an equity value of $0.00 under a going concern scenario, whereas post transaction the equity value could be $12,500 plus 0.38% equity retention in the public shell.

    ‣ It is Gemini's opinion that the Cash Flow and Operating Income sensitivity analyses provide the most accurate indicators of value for the Company. The estimations of value determined through the sale of the Company as a public shell are speculative at this point in time because the Company has yet to initiate a transaction with a third party private company, nevertheless any value gained would be greater than the current implied value of zero.

  - Based upon the lack of volume and current price of Landbank common stock, Gemini believes shareholders would have difficulty liquidating their shares.

  - The Real Estate industry has seen a significant decrease in value over the past year and is expected to continue to decline in the coming years. This raises substantial doubt that the Company, or efficient and effective company in this sector, could create any notable shareholder value within this business model.

- **Introduction**

- **Landbank Overview (Business Operations and Financial Review)**

- **Real Estate Industry Overview**

- **Financial Analysis**

- **Conclusion**

Appendix

Current Inventory

Bulk Property Holdings

Pershing County, Nevada (Western Title)	935,066
Mexico Land	298,348
Brazoria, TX (deposit)	9,634
Missouri properties purchased	3,892
Dreher Township	40
Sterling Township	760
Lehigh Township	1,360
Subtotal - Bulk Property Holdings	1,249,100

Subdivisions

1,301 properties	1,411,034
Total Property Holdings	**2,660,133**

Appendix

Discussion and Correspondences

- **Landbank Group, Inc.**
  - **John Beck – Former Director (resigned as of June 22, 2007)**
  - **John Genesi – CFO (announced his resignation September 24, 2007, effective November 15, 2007)**
  - **Eric Stoppenhagen – Interim President and Secretary**
  - **Donny Chu – Acquisition Specialist; researches and buys properties on behalf of Landbank**
  - **Doug Gravink – Former CEO (resigned September 24, 2007) and Director (resigned July 27, 2007)**
  - **Gary Hewitt – Former President and Secretary (resigned September 24, 2007) and Director (resigned July 27, 2007)**
- **Stubbs Aldertons**
  - **Greg Akselrud – Attorney**

Information Reviewed

- **Securities and Exchange Commission Filings for Landbank**

  - **10-KSB for the fiscal year ended December 31, 2006**

  - **10-QSBs for the periods ended March 31, 2007 and June 30, 2007**

  - **Other miscellaneous filings**

- **Internal year to date financial statements for Landbank dated August 31, 2007**

- **Inventory list as of August 31, 2007**

- **Major Sources of Market Research: Capital IQ, Standard and Poors, HSH Associates Financial Publishers, Industry Research Reports and the Wall Street Journal.**